EXHIBIT 12.3

NEVADA POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Earnings available for fixed charges:
Net income	$288	$227	$145	$258	$133
Add (deduct):
Income tax expense	162	130	94	138	71
Fixed charges	190	211	220	220	234
Capitalized interest (allowance for borrowed funds used during construction)	(3)	(1)	(6)	(5)	(7)
	349	340	308	353	298

Total earnings available for fixed charges	$637	$567	$453	$611	$431

Fixed charges -
Interest expense	190	211	220	220	234
Total fixed charges	$190	$211	$220	$220	$234

Ratio of earnings to fixed charges	3.4x	2.7x	2.1x	2.8x	1.8x